[INNOVO GROUP INC. LOGO]

September 5, 2007

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re: Innovo Group Inc. (the “Company”)

Ladies and Gentlemen:

With this letter, the Company is filing with the Securities and Exchange Commission (“SEC”) today via EDGAR its definitive proxy statement, notice of annual meeting and proxy materials pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended.  The Company expects to mail its definitive proxy materials to stockholders commencing September 6, 2007.

This Definitive Proxy Statement on Schedule 14A amends our Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A previously filed with the Securities and Exchange Commission on August 13, 2007, (File No. 000-18926) to reflect (i) the time, place and date of the annual meeting, (ii) date changes and corresponding changes to reflect updated information as of the date of the filing, (iii) the appointment of a Chief Financial Officer on August 27, 2007, (iv) incorporation by reference of a Current Report on Form 8-K filed with the SEC on July 9, 2007 that was inadvertently omitted from the previous filing and a Current Report on Form 8-K filed with the SEC on August 27, 2007 that was filed after the date of the previous filing and (v) correction to the number of shares remaining under the 2004 Stock Incentive Plan that was inadvertently incorrectly calculated originally.

If you have any questions with respect to the filing, please do not hesitate to call the undersigned at (323) 837-3703, Lori Nembirkow, the Company’s Corporate Counsel at (323) 837-3712 or Erica McGrady Johnson, the Company’s outside counsel at Akin Gump Strauss Hauer & Feld LLP at (202)887-4327,

Very truly yours,

/s/ Marc Crossman
Marc Crossman
CEO and President

5901 South Eastern Avenue, Commerce, CA 90040

(Tele) 323.837.3700 • (Fax) 323.837.3790

www.innovogroup.com